                                DAVIS MALM &
                                D'AGOSTINE P.C.
                                 ATTORNEYS AT LAW

September 4, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Zitko Mail Stop 3561
RE:	Harbor Acquisition Corporation Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A File No. 001-32688

Ladies and Gentlemen:

        On behalf of Harbor Acquisition Corporation ("Harbor"), there is herewith transmitted electronically for filing Amendment No. 5 to Harbor's preliminary proxy statement and the revised text of the proxy card. The amended preliminary proxy statement relates to Harbor's solicitation of proxies for a special meeting of stockholders to be held as soon as practicable in order to provide an opportunity for the Harbor stockholders to vote on the proposed acquisition by Harbor of Elmet Technologies, Inc. ("Elmet"). Subject to approval by the Harbor stockholders, Harbor proposes to acquire Elmet in accordance with the Stock Purchase Agreement dated October 17, 2006, as amended through August 31, 2007 (as so amended, the "stock purchase agreement"), among Elmet, the stockholders of Elmet, and Harbor.

        As noted previously in the undersigned's letters of May 31, 2007 and July 23, 2007 responding on Harbor's behalf to comments of the Commission's staff contained in letters dated May 10, 2007 and July 12, 2007, respectively, Harbor has undertaken to include certain information (the "Undertaken Disclosure") in the definitive proxy statement that was submitted to the Commission in reliance on a request for confidential treatment under Rule 83 of the Commission's rules and regulations governing information under the Freedom of Information Act ("Rule 83"). The Undertaken Disclosure includes information pertaining to (i) the interests of John S. Jensen, Elmet's CEO and a person not affiliated

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with Harbor, in the proposed acquisition of Elmet by Harbor; (ii) certain historical information regarding the compensation paid to Elmet's officers; and (iii) the list of Elmet's stockholders. For reasons described below in this letter under the heading "Request for Review of Confidential Information," Elmet has requested that Harbor not make publicly available at this time, through the filing via EDGAR of the amended preliminary proxy statement, the Undertaken Disclosure. However, based upon a telephone conversation which the undersigned and Andrew Myers of this firm had on August 28 with John Zitko of the Commission's staff, Harbor understands that the staff's review of the proxy statement would be assisted if Harbor now provides to the staff a copy of the amended preliminary proxy statement which includes all of the Undertaken Disclosure. Such delivery will not only assist the staff in its review of the information included in the Undertaken Disclosure, but will also ensure at this time that there is no confusion about how and where the Undertaken Disclosure will appear in Harbor's definitive proxy statement when that statement is delivered to Harbor's stockholders.

        Accordingly, to assist in the staff's review of the amended preliminary proxy statement, Harbor is delivering to Mr. Zitko, as supplemental information, three printed copies of the amended preliminary proxy statement that includes in those printed copies, the Undertaken Disclosure that is the subject of Rule 83 confidential treatment requests, and the revised text of the proxy card. Each of those copies is marked to show changes from Harbor's preliminary proxy statement as filed with the Commission with an effective filing date of July 24, 2007, and the Undertaken Disclosure is highlighted in yellow therein. Those printed copies are submitted as supplemental information pursuant to a request for confidential treatment under Rule 83, as well as a request under Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

        A request to review this supplemental information, specifically the Undertaken Information, is contained at the end of this letter under the heading entitled "Request for Review of Confidential Information." The requests for confidential treatment are contained in the written submissions under Rule 83 and Rule 12b-4 as and to the extent required thereby and this letter shall not be deemed to constitute the request for confidential treatment under either such rule.

        Harbor responds as described below to each of the comments in the letter dated August 24, 2007 (the "Comment Letter") from John Reynolds, Assistant Director. Each such comment and related response has the same number as in the Comment Letter, but the page numbers in the comments and the responses have been updated to the relevant page numbers in the amended preliminary proxy statement.

General

1.
We note your response to comment one from our letter dated July 12, 2007 and the additional disclosure on pages [38-39] and [75]. Please revise to indicate that you experienced a decrease in your non-GAAP numbers for the second quarter and first six months of 2007, as disclosed in your form 8-K filed on August 16, 2007.

        RESPONSE: In response to comment no. 13 below, the references to both "EBITDA" and "adjusted EBITDA" have been removed from the risk factor which commences at the bottom of page 38. Accordingly, that risk factor now addresses only the level of Elmet's sales revenues during the specified periods. In response to this comment and comment no. 17 below, the first and second full paragraphs on page 75 have been revised to also describe the decrease in Elmet's adjusted EBITDA for the six months of 2007 as compared to 2006, and the principal reasons for this decrease.

2.
We note your response to comment five from our letter dated July 12, 2007. We note that the revised procedures added to the fourth amendment of your proxy statement still result in additional burdens to electing to convert, including procedures and possible expenses associated with shares held in street name. We reissue prior comment five.

  Please advise us on what basis you believe the additional steps related to conversion are consistent with the disclosure set forth in the Form S-1.

        RESPONSE: Harbor respectfully submits that the conversion procedures now described under "Conversion Rights" on pages 53-54 do not impose any significant additional burdens or expenses on Harbor's stockholders who may elect to convert and that such procedures are consistent with the disclosure in Harbor's IPO prospectus. Furthermore, as more fully described below, Harbor respectfully submits that the conversion procedures for Harbor shares held in street name now described on pages 53-54 are the most effective and least costly manner of which Harbor is aware for accomplishing an objective which is in the best interests of all of Harbor's stockholders (including both those who wish the acquisition to be completed and those who wish to convert their shares into cash upon the closing), namely determining prior to the closing of the acquisition exactly how many shares are subject to valid conversion elections and therefore whether or not Harbor can properly close the acquisition. As also more fully described below, Harbor has also been advised by its transfer agent and proxy solicitation firm, which have been involved in a major portion of the transactions that have occurred to date involving other SPACs, that most (if not all) of Harbor's stockholders who may elect to convert their Harbor shares into cash want Harbor to establish and describe in Harbor's proxy statement the conversion procedures for Harbor shares held in street name which are now set forth on pages 53-54 of the proxy statement. This is because it is in those stockholders' interest to ensure, prior to the stockholders' meeting, that they have properly deposited their shares for conversion (along with any certifications appropriate to document that the requirements for conversion have been satisfied) with Harbor's transfer agent so that, if the acquisition is approved at the meeting and promptly closed thereafter (as now anticipated if Harbor's stockholders approve the acquisition at that meeting), those stockholders will promptly thereafter receive in cash the conversion payment for their shares.

        With respect to whether these conversion procedures impose any additional burden or cost on Harbor stockholders, Harbor and Continental Stock Transfer & Trust Company ("Continental"), Harbor's transfer agent, and Morrow & Co., Inc. ("Morrow"), Harbor's proxy solicitation firm, have inquired of more than 15 banks and brokerage firms (including both full service and discount brokerage firms) which have been involved in conversion elections for other SPAC transactions and which now likely hold Harbor shares in street name for their respective customers. Such banks and full service brokerage firms have advised they do not charge their customers for complying with a SPAC's conversion procedures which involve electronic transfer of street name shares and delivering related certifications of the type now described in Harbor's proxy statement. However, certain of those discount brokerage firms have advised that they charge their customers a fee of $25 to $40 per conversion transaction for complying with such procedures (which fee therefore usually represents less than 1% of the market value of the shares being converted), but also that they charge their customers the same fee for processing any conversion, whether the delivery of the shares occurs in connection with the completion of an acquisition of a target business or the liquidation of the SPAC if the SPAC is not able to complete a business combination within the permitted time period. Except under one possible set of circumstances described in the response to comment no. 3 below, Harbor therefore believes there will be no additional burden or cost to any of its stockholders for complying with the conversion procedures now described on pages 53-54.

        With respect to the disclosure in Harbor's prospectus (in particular, pages 6 and 24 of that prospectus) of the conversion process, that description was appropriately brief and general in nature and did not address either the timing or specific details of the required deliveries, it being understood that Harbor's proxy statement for a potential acquisition would provide further information as to these matters at the appropriate time.

        As described in Harbor's IPO prospectus, Harbor will not be able to close the acquisition unless less than 20% of Harbor's total outstanding IPO shares are subject to valid conversion elections. Accordingly, it is vital from the standpoint of all of Harbor's stockholders that Harbor be able to accurately determine, prior to and not after the closing of the acquisition, exactly how many IPO shares are subject to valid conversion elections. As described on page 13 of the proxy statement, Harbor plans, if the Harbor stockholders approve the acquisition at the special meeting, to close the acquisition promptly following the special meeting, and therefore needs to know exactly how many IPO shares are subject to valid conversion claims by the time of the meeting. Unless Harbor can then accurately make that determination, there may be doubt as to whether the specified condition has been satisfied. Harbor believes such potential uncertainty is not in the best interests of either Harbor's stockholders who want the acquisition to be completed or those who may be opposed to the acquisition but want to convert their shares into cash upon the acquisition's closing and promptly thereafter receive payment for their shares.

        As described in the response to comment no. 6 in Harbor's response letter dated April 12, 2007, in order for shares to be subject to a valid conversion election, the stockholder electing conversion must have owned (either of record or beneficially) the shares on the record date, must vote against the acquisition, and must not sell the shares prior to the closing of the acquisition. For the reasons described in Harbor's response to that comment, determining whether all of these requirements have been satisfied could be difficult in the case of shares held in street name, and Harbor believes the procedures now set forth on pages 53-54 with respect to conversion of shares held in street name are the most efficient and cost effective method for making this determination. Harbor also notes that several other SPACs (such as Ad.Venture Partners, Inc.) which have recently completed their acquisitions of operating companies have required prior to their meetings electronic transfer of shares into the transfer agent's account at DTC and delivery of related certifications substantially identical to those described on pages 53-54.

        Continental, Harbor's transfer agent, and Morrow, Harbor's proxy solicitation firm, have been involved in a major portion of the transactions which have occurred to date including, among others, Ad.Ventures Partners, Inc. which completed its acquisition of an operating company on August 24, 2007 and used conversion procedures which are almost identical to those now described on pages 53-54 of Harbor's proxy statement. Continental and Morrow have advised Harbor that most (if not all) of Harbor's stockholders who may elect to convert their Harbor shares into cash want Harbor to establish and describe in Harbor's proxy statement those conversion procedures. This is because it is in those stockholders' interest to ensure they have validly deposited their Harbor shares for conversion (along with any certifications appropriate to document that the requirements for conversion have been satisfied) with Harbor's transfer agent prior to Harbor's stockholder meeting so that, if the acquisition is approved at the meeting and promptly closed thereafter (as now anticipated if Harbor's stockholders approve the acquisition at that meeting), those stockholders will promptly thereafter receive in cash the conversion payment for their shares.

        Accordingly, Harbor respectfully submits that the conversion procedures now described on pages 53-54 of the proxy statement do not impose any significant additional burdens on stockholders electing to convert and are consistent with Harbor's IPO prospectus. Furthermore, Harbor respectfully submits these procedures are in the best interest of all of Harbor's stockholders (including both those who want the acquisition to be completed and those who may be opposed to the acquisition and want to convert their shares into cash upon the acquisition's closing). Finally, based on the advice which Harbor has received from its transfer agent and proxy solicitation firm, which are experienced in SPAC transactions, Harbor understands that most (if not all) of Harbor's stockholders who may elect to convert their Harbor shares into cash want Harbor to establish and set forth in Harbor's proxy statement the procedures now described on pages 53-54 of the proxy statement.

3.
With respect to prior comments 11 and 12, please disclose all costs involved with the conversion procedures you are now proposing. As non-exclusive examples, tell us if it is likely that brokers, banks, or other institutions through which shareholders hold shares in street name will charge for electronically delivering shares to your transfer agent, or if shareholders would be charged by anyone if they electronically transfer their shares and later decide not to convert.

        RESPONSE: As described in the response to comment 2 above, the banks and brokerage firms which Harbor, Continental and Morrow have contacted have advised that there are either no costs, or no additional costs, to be incurred by Harbor stockholders in complying with the conversion procedures described on pages 53-54 of the proxy statement, subject to one possible exception. That exception could arise if a customer of a discount brokerage firm which charges a $25 to $40 fee for processing a conversion ultimately decides not to convert and the acquisition is successfully completed. That customer could therefore incur the $25 to $40 fee to his brokerage firm but would (at such stockholder's election) remain a stockholder of the combined company. However, Harbor respectfully submits that any charge is minimal and within the control of the stockholder, and that such stockholder would still in fact receive some benefit from the conversion procedures since the procedures will have assisted the closing of the combined company in which that stockholder has now decided to remain a continuing stockholder. Harbor also respectfully submits that the possibility that a small number of Harbor shareholders could incur such costs must be compared to the much larger benefit to all of Harbor's stockholders (including stockholders who elect to convert) of the conversion procedures which will enable Harbor to determine accurately whether or not the acquisition can be properly closed and converting stockholders to be able to promptly receive their cash payments if the acquisition is approved at Harbor's stockholder meeting and the other conditions for closing the acquisition are then satisfied.

4.
We note your response to comments seven, eight and nine and revised disclosure on pages [10-11] and elsewhere. Please revise to clarify the nature and number of required documents. Can the instructions be included with the other written document so that shareholders only have to send one document? Is a certificate different from "instructions"? Does a "certificate" have to be notarized? Please revise accordingly. Can the documents be delivered electronically, by fax, or by email? By what date must the documents be received by the transfer agent? May the documents be handwritten if legible? Does a shareholder electing conversion have to contact her bank or brokerage firm? By what date must she do so?

  Also, with respect to each document's instructions to the transfer agent, please revise to provide the actual language that is required. The language should be set apart by quotation marks or brackets with spaces where the individual must add personal information and the number of shares.

        RESPONSE: The first full paragraph on page 11 and the carryover paragraph on pages 53-54 have been revised to describe in greater detail the procedures and documents which a stockholder wishing to exercise conversion rights must follow and deliver. As described in those paragraphs, the only document which is required (in addition to an electronic deposit of the street name shares into Continental's account at the Depository Trust Company) is a certificate from the bank or broker which is making the deposit. Harbor has obtained from Continental, Harbor's transfer agent, a sample form of certificate which Continental used in connection with the recently completed Ad.Venture Partners, Inc. acquisition which involved substantially identical procedures. That form has been attached as Annex G to the proxy statement, which (as described on pages 11 and 53) Harbor stockholders and their brokers or banks can use or modify as long as the certification delivered to Harbor's transfer agent provides basically the same information. As described in those paragraphs, that certificate does not need to be notarized, but the bank or broker providing that certificate should guarantee the signature of the person who is signing the certificate on its behalf. Harbor assumes that it is very unlikely a bank or broker would want to deliver the specified certificate in hand written form and therefore the specified disclosure does not address that possibility, but such a hand written certificate from the bank or broker would be acceptable as long as it is legible. As there described, the bank or broker should deliver that certificate to Continental by fax, mail or delivery service (and therefore not by e-mail) by the time and date specified in those paragraphs (which is the close of business on the day prior to the meeting date).

5.
We note your response to comment nine from our letter dated July 12, 2007. Please disclose, to the best of your knowledge, the approximate percentages of your shareholders that hold in "street name" and as record holders. It appears from your response that 100% hold shares in "street name." Explain how shareholders may determine the nature of their ownership in order to be sure to comply with the correct representations and actions. Also, briefly clarify the term "street name."

        RESPONSE: Additional disclosure has been added to the carryover paragraph on pages 10-11 and the first full paragraph on page 53 explaining what holding shares in "street name" means, how a Harbor stockholder may determine whether such holder's shares are held in street name, and how to comply with the procedures for conversion. As described in those paragraphs, Harbor's transfer agent has advised that all of Harbor's 13.8 million outstanding IPO shares were held in street name on August 27, the record date for Harbor's special meeting. The revised disclosure on these pages therefore states that all public stockholders who wish to exercise conversion rights will need to comply with the conversion procedures on pages 11 and 53. In addition to Harbor's 13.8 million outstanding IPO shares, Harbor also has outstanding a total of 3.0 million shares of common stock which were issued prior to Harbor's IPO, and those 3.0 million shares were held of record on the record date by a total of 13 stockholders. However, those 3.0 million shares are not IPO shares and therefore do not have conversion rights.

Letter to Stockholders

6.
We note the discussion here and throughout your proxy of the annualized return on the initial $3.0 million invested by the funds affiliated with Harbor. Please revise in all locations to disclose such amounts in both real and annualized terms.

        RESPONSE: Each of the paragraphs in the proxy statement which describe the annualized return potentially to be realized if the acquisition is completed by the three investment funds with which certain of the Harbor directors and officers are affiliated (namely the second paragraph of the second page of the letter to stockholders, the carryover paragraphs which begin at the bottom of pages 5 and 23, and the first bullet points on pages 35, 96 and 183) now describe the total return (in cash and market value of Harbor shares to be received) in addition to the annualized percentage numbers.

7.
We note your response to comment 18 from our letter dated July 12, 2007. Revise to state when you expect profits distributions will be payable to such individuals.

        RESPONSE: Each of the paragraphs in the proxy statement which describes the potential "profits distributions" to those individuals (namely the first full paragraph on page 6, the first full bullet point on page 24, the first full paragraph on page 61, and the carryover portions of the bullet points at the top of pages 36, 97 and 184) have been revised to state that, based on the payments and distributions which New England Capital Partners, L.P. has paid to date to the SBA and its limited partners and the current estimated value of the fund's remaining investments, it is uncertain whether New England Capital Partners, L.P. will ever be able to pay any profits distributions to its general partner (and therefore indirectly to Messrs. Hanks, Dullum, Fitzpatrick and Young).

Questions and Answers About the Proposals, page 1

8.
Please revise to fill in the blanks in the answer to the question "Who will manage the acquired company?"

        RESPONSE: The blanks which previously appeared in the response to the specified question on pages 2-3 with respect to Harbor's future management have been completed.

9.
We note your response to comments 19 and 31 from our letter dated July 12, 2007. The [last] paragraph on page [four] and the [second] full paragraph on page [83] are confusing. Our comments sought disclosure of whether Harbor's board considered Elmet's significant level of debt in evaluating the proposed transaction. Based on your revised disclosure, it appears that the board did not consider Elmet's leveraged nature or compare it to the level of debt of comparable companies or other targets of Harbor. If this understanding is correct, please revise the summary, risk factors and page [83] to disclose that Harbor's board did not consider Elmet's significant level of debt in comparing the proposed transaction to any of Harbor's other acquisition targets or in weighing the factors relevant to its approval of the stock purchase agreement. Alternatively, if our understanding is incorrect, please revise to clearly explain the Harbor board's consideration of Elmet's extensive debt in analyzing Elmet's value, separate and distinct from any consideration of Harbor's trust funds or any valuation based on EBITDA, comparable company multiples, or other metric that does not take into account debt obligations.

        RESPONSE: The last paragraph on page four and the second full paragraph on page 83 have been revised to more clearly state that, in making their decisions to acquire Elmet and determining the price which Harbor would bid and ultimately agree to pay for Elmet, Harbor's special committee and full board of directors did not consider the level or repayment schedule of Elmet's outstanding debt either directly or indirectly in comparison to other potential acquisition targets. Those paragraphs now also more clearly state that the reason why this was the case, namely, that Harbor and all other prospective bidders had been directed by Elmet's investment banker in charge of the auction not to take Elmet's existing debt into consideration but rather to submit a bid based only on the total "enterprise value" (consisting of the sum of both Elmet's equity and outstanding debt) which the bidder was willing to pay, and that Elmet's existing debt would not to be assumed by the buyer or left outstanding but rather repaid in full at the closing from funds which would otherwise be payable to Elmet's stockholders. That paragraph on page four now also more clearly states (as is also stated in the carryover paragraph which begins at the bottom of page 83) that, because Harbor's board was aware that a portion of Elmet's outstanding debt was held by three investment funds with which certain of Harbor's directors and officers are affiliated or had been incurred by Elmet in connection with Elmet's 2005 recapitalization (which benefited those funds along with Elmet's other stockholders), Elmet's outstanding debt was one of the factors which caused the Harbor board to decide in July 2006 to establish an independent committee composed of Harbor directors with no affiliation with Elmet to oversee Harbor's negotiations and consider any potential acquisition of Elmet. As described in a telephone conversation on August 28, 2007 which the undersigned and Andrew Myers of this firm had with Mr. Zitko, Harbor believes that the fact that Harbor will pay off (as part of the purchase price) all of Elmet's outstanding debt at the time of the closing does not create any risk for Harbor's stockholders, and therefore no risk factor has been added relating to the consideration by the Harbor special committee and full board of Elmet's existing debt.

10.
In connection with the preceding comment, we note your discussion on page [eight] and elsewhere that the personal financial interests that each of the five Harbor directors have in Elmet "will be essentially the same irrespective of whether Harbor or some other party acquires Elmet." Please revise here, page [70] and where appropriate to clarify that the special committee's "connections, affiliations or relationships" constitute an interest in the transaction that would not exist if Harbor had determined to acquire a company without such connections, affiliations or relationships.

        RESPONSE: Harbor respectfully notes that three of Harbor's six directors (rather than five of such directors as stated in this comment), plus two additional Harbor officers, had an affiliation with Elmet prior to the proposed transaction. Harbor also respectfully notes that the description on pages 8 and 70 of the "connections, affiliations and relationships" of its special committee was added in response to the staff's comment no. 2 from its letter dated May 10, 2007. The staff's request, and Harbor's description, of the "connections, affiliations and relationships," was purposefully broad in order to provide Harbor's stockholders with complete disclosure. Harbor respectfully submits that those connections, affiliations and relationships do not constitute an interest of the members of the special committee in the proposed transaction to acquire Elmet rather than any other operating company. This is because such members have no direct or indirect economic interest in an acquisition of Elmet which would be different than their interest in an acquisition by Harbor of any other operating company. The disclosure on pages 8 and 70 following the description of the connections, affiliation and relationships does refer to the "interest" that members of Harbor's special committee and the other members of its management team have in completing any transaction, which may be different than the interest of the public stockholders. Namely, that interest is that the Harbor securities owned by such persons would become worthless in the event no transaction (with either Elmet or any other operating company) is completed. In response to this comment, a sentence has been added on pages 8 and 70 to clarify that this interest would exist without regard to whether Harbor had chosen to acquire Elmet or an operating company other than Elmet.

11.
We note your response to comments 21 and 28, and revised disclosure on page[s] [64-65] and elsewhere. You state in your response that none of Harbor's directors, officers or advisors had any knowledge of plans relating to the sale of Elmet. We note that dates in the [last] full paragraph on page [64] relating to Harbor affiliates' participation in Elmet's strategic planning and possible sale (including January 18, 2006, July 20, 2005, and December 2005) postdate Harbor's issuance of shares to founders in June 2005. We also note that any participation in Elmet meetings, as observers, attendees, or otherwise, between December 2005 and late April 2006 occurred prior to the time Harbor's Form S-1 was declared effective. Without limiting consideration to the dates on page [64], please revise to address what measures, if any, were taken by the individuals identified in the paragraph to ensure that their involvement in Elmet's activities was exclusively "in their capacity" as board members, investors, observers, or attendees of Elmet's activities, and not in any way in their capacity as insiders or parties interested in Harbor's SPAC.

        RESPONSE: Harbor has added disclosure as the first and second full paragraphs on page 66 in response to this comment. In addition, in response to this comment and a telephone conversation which the undersigned and Andrew Myers of this office had with Mr. John Zitko on August 28, 2007, Harbor has added a risk factor on page 38 to disclose the risk that certain of Harbor's stockholders might claim Harbor should have disclosed in its IPO prospectus the relationships which certain members of Harbor's management team had with Elmet prior to the completion of Harbor's IPO and their knowledge that Elmet had by then decided to explore a recapitalization or sale and that, if any such allegations were ultimately determined to be valid, the potential adverse consequences to Harbor.

12.
We note your response to comments 22 and 25 from our letter dated July 12, 2007. Please revise to clarify how Mr. Jensen will "realize the benefits of the acquisition," and disclose in quantified terms on pages 2, [19], [32], and where appropriate the cash and equity consideration to be received by Mr. Jensen, who will continue as the combined company's CEO.

        RESPONSE: As described more fully in the next paragraph, Elmet has authorized Harbor to include additional summary disclosure, in quantified terms, in the definitive proxy statement, in response to this comment. As noted in the response to previous comment no. 22 included in the undersigned's unredacted response letter dated July 23, 2007 submitted on Harbor's behalf and subject to the matters set forth therein, Elmet has authorized Harbor to include detailed disclosure regarding the consideration Mr. Jensen will receive in the event Harbor's acquisition of Elmet is completed in the portions of the definitive proxy statement noted in such July 23 response letter. (This disclosure appears in the printed copies of the amended preliminary proxy statement which are being provided as supplemental materials to Mr. Zitko on page 10 (which be the last two paragraphs of the answer to the question "Why does our special committee of our board of directors and the full board of directors believe the purchase price is reasonable and fair to our stockholders who are unaffiliated with Elmet?") and page 84 (which will be the last two paragraphs of the section entitled "The Purchase Price for Elmet" that begins on page 77). To the extent (if any) appropriate, that disclosure will be further updated to reflect the final consideration and related numbers included in the definitive proxy statement.

        In addition, Elmet has authorized Harbor to include additional summary disclosure, in quantified terms, in the definitive proxy statement at page 2 (in the answer to the question "Who will manage the acquired company?" and page 44 (in the risk factor entitled "Elmet's business is dependent upon key personnel whose loss would adversely impact its business."). Such disclosure, without the specific dollar amounts and share amounts, is included in the amended preliminary proxy statement filed with the Commission. The specific dollar and share amounts will be completed in the definitive proxy statement and will tie numerically to the more detailed disclosure to be included in the definitive proxy statement.

        The above-described information contained in the undersigned's letter of July 23, 2007, as well as the specific dollar and share amounts in the summary information included in this amended preliminary proxy statement, are a portion of the "Undertaken Disclosure." The printed copies of the amended preliminary proxy statement, that include the Undertaken Disclosure, that are being submitted to Mr. Zitko as supplemental material pursuant to a request for confidential treatment under Rule 83 and Rule 12b-4, set forth the specific dollar and share amounts in response to this comment, as well as the disclosure that Harbor undertook to make in the definitive proxy statement in response to previous comment 22 from the Commission's staff's letter of July 10, 2007.

        Harbor also has reviewed the other locations in the proxy statement that the staff has indicated to include the disclosure regarding the consideration Mr. Jensen will receive in the event Harbor's proposed acquisition is completed, namely page 19 ("General Description of the Acquisition") and page 32 (the risk factor regarding Harbor's credit facility), as well as other areas of the proxy statement. Harbor respectfully submits that a Harbor stockholder will have sufficient information, in multiple locations in the proxy statement, regarding Mr. Jensen's interest in Harbor's proposed acquisition of Elmet and that disclosure in such other locations in the proxy statement is not necessary or appropriate in light of the purpose of the disclosures contained in such other locations and the disclosure of the specified information about Mr. Jensen's interest in the other sections of the proxy statement which are described above.

Risk Factors, page [32]

13.
We note in reference to comment one your discussion of "adjusted EBITDA" and its improvement from 2005 to 2006 on page [38]. In previous comment letters we discussed the appropriate location in the document for discussion of non-GAAP measures. Please revise to remove reference to "adjusted EBITDA" from this area of the document or provide all of the disclosures required by Item 10(e) of Regulation S-K.

        RESPONSE: As described in the response to comment no. 1, all references to "EBITDA" and "adjusted EBITDA" have been removed from the risk factor which begins at the bottom of page 38.

14.
We note your response to comment 24 from our letter dated July 12, 2007 and the added disclosure on page[s 43-44]. Please disclose the amount of revenue that may be lost from the end of the arrangement with your "purchased products" supplier, along with the timeframe. Please disclose when the notice period with respect to the Philips agreement ends. In both cases, please disclose the amounts to be lost in both real and percentage terms.

        RESPONSE: In response to this comment, disclosure has been added to the carryover paragraph on pages 42-43, as well as in various other locations in the proxy statement including pages 138 and 144, to include the date on which the notice was delivered to Elmet and the date on which the notice period ends. The notice specified those products that Philips Lighting will no longer supply to Elmet at the end of the notice period. Elmet has informed Harbor, and Harbor supplementally informs the staff, that the entire arrangement with Philips Lighting as the purchase products supplier is not ending, but rather that Philips Lighting will cease delivering certain products as described in the notice. Disclosure has also been added to indicate the amount of sales in dollar and percentage terms that the products which are the subject of the notice (those that the supplier will stop supplying) represented for the year-ended December 31, 2006 and the six months ended July 1, 2007.

Background of the Acquisition, page [57]

15.
We note your response to comment 28 and the disclosure contained on pages [63-64]. Given the existence of Elmet's multiple connections to Harbor as a result of investor representatives, a mutual director, meeting attendees and observers, etc., please revise to address steps taken by Elmet, if any, to contact Harbor directly instead of through Bigelow.

        RESPONSE: Additional disclosure has been added to page 61 of the proxy statement to indicate that Bigelow contacted all potential investors in or acquirors of Elmet on Elmet's behalf. Elmet and Bigelow established an auction process that relied upon Bigelow being the point-person with all prospective investors and acquirors in order to minimize the distraction to Elmet's business and maximize the potential success of such an auction. Accordingly, Elmet did not contact Harbor or any other potential investor or acquiror as Elmet was looking to Bigelow to be both the initial and primary interface with potential investors or acquirors.

16.
It appears that the $90 million valuation you provide for the September 2005 recapitalization included funded debt. If you add the funded debt arranged for the proposed transaction with Harbor, it appears that the appropriate comparison to Elmet's current value would include all funded debt, which is significantly higher than the $124 to $152 million range of consideration for the proposed transaction. Please revise or advise.

        RESPONSE: For the reasons stated in the following two paragraphs, Harbor respectfully submits that (i) the $90 million valuation for Elmet which was assumed in connection with Elmet's September 2005 recapitalization is directly comparable to the consideration of between $124 million and $152 million which Harbor will pay (in cash and Harbor shares) for Elmet, as described in the carryover paragraph which begins at the bottom of the first page of the Harbor CEO's introductory letter and on pages 3-4 and 100 of the proxy statement, and (ii) Elmet's valuation should not be increased to reflect Harbor's debt for purposes of comparing the September 2005 valuation of Elmet and the current valuation of Elmet as specified in the stock purchase agreement.

        In connection with Elmet's 2005 recapitalization, Elmet was not being sold, but Elmet was redeeming approximately 9.6% (on a fully-diluted basis) of Elmet's then outstanding equity and, in order to determine the appropriate redemption price, Elmet and the holders of those warrants needed to agree on an "enterprise value" at which a potential purchaser would buy Elmet. Such enterprise value would include both the amount of Elmet's then outstanding debt and the residual payment which would be paid to the holders of Elmet's outstanding stock and warrants if Elmet were then being sold. For purposes of Elmet's 2005 recapitalization, the relevant parties agreed that Elmet's enterprise value was $90.0 million, and subtracted from that amount the approximately $20.6 million of Elmet's then outstanding debt to derive a valuation of approximately $69.4 million for Elmet's stock and warrants (including the approximately $6.7 million which was then paid to the holders which then redeemed approximately 9.6% of Elmet's total outstanding equity as part of that recapitalization).

        In connection with Harbor's acquisition of Elmet, Harbor is paying (in cash and Harbor shares) a purchase price of approximately $124 to $152 million (depending primarily on the extent, if any, to which Harbor becomes obligated to pay the contingent consideration in the future). This purchase price represents the agreed upon "enterprise value" of Elmet, as determined by Elmet's auction process and the subsequent negotiations between Harbor and Elmet. Harbor will pay this price by paying off all of Elmet's outstanding debt at the time of the closing (approximately $29.0 million) and paying the balance (between approximately $95.0 million and $104.5 million) to Elmet's stock and warrant holders in the form of cash and Harbor shares. The debt which Harbor will incur at the time of the closing is simply the method by which Harbor will finance the payment of a portion of this purchase price and certain other liabilities which Harbor (rather than Elmet) will have at the time of the closing and the funding of cash reserves for working capital and other purposes. Accordingly, the new debt which Harbor will incur at the time of the closing does not affect the approximately $124 to $152 million which Harbor is paying for Elmet under the stock purchase agreement. That approximately $124 to $152 million purchase price provided under the stock purchase agreement is therefore the number that is comparable to the $90 million assumed enterprise value for Elmet which was used in connection with Elmet's 2005 recapitalization.

17.
We note your response to comment 30 and the disclosure added to page [75]. Please revise to clarify, without including quantitative details that your non-GAAP numbers decreased for the period ending June 30, 2007 compared to the same period in 2006.

        RESPONSE: The table on page 78 and the first and second full paragraph on page 75 have been revised to clarify that Elmet's adjusted EBITDA of $8.3 million for the first six months of 2006 declined to $8.1 million for the first six months of 2007 and the principal reasons for this decline.

Fairness Opinion, page [87]

18.
We note your response to comment 34 from our letter dated July 12, 2007. Please revise page [73] to disclose, as indicated in the last paragraph of your response to comment 34, that Harbor believes that any inconsistencies which may now exist between current circumstances and the assumptions upon which the September 2006/October 2006 projections provided by Elmet are not sufficiently material to result in any significant risk to Harbor's stockholders.

        RESPONSE: The second full paragraph on page 73 has been revised to state that both Harbor's special committee and full board of directors believe that any inconsistencies which may now exist between current circumstances and the assumptions upon which Elmet management based its projections prepared in September and October 2006 are, when considered in light of all such other inconsistencies which may now exist, not sufficiently material to result in any significant risk to Harbor's stockholders.

Directors and Executive Officers, page [170]

19.
We note your response to comment 38 from our letter dated July 12, 2007 and reissue the comment. Please revise accordingly. The revised disclosure may be tailored to take into account Elmet's status as a smaller non-public company with compensation policies and procedures that may be less comprehensive than those of larger public companies.

        RESPONSE: As noted in Harbor's response to prior comment 38 contained in Harbor's unredacted response letter dated July 23, 2007, page 175 of the proxy statement includes the disclosure regarding Harbor's executive officers' compensation as required by Item 402 of Regulation S-K. Disclosure regarding employment arrangements that are expected to be in place following the closing of Harbor's proposed acquisition of Elmet is set forth on pages 175-176 (in the section entitled "Anticipated Employment Arrangements for Certain Executive Officers"). Further, pages 176-177 of the amended preliminary proxy statement now include a discussion of the anticipated compensation for Harbor's directors in the section entitled "Anticipated Director Compensation."

        As noted in the response to prior comment 38 contained in Harbor's unredacted response letter dated July 23, 2007 and subject to the matters set forth therein, Elmet has authorized Harbor to include the disclosure with respect to Elmet's compensation matters beginning at page 141 of the definitive proxy statement at the end of the section entitled "Management" in the discussion of Elmet's business. This disclosure is a portion of the "Undertaken Disclosure" described in the second paragraph in the first page of this letter. The printed copies of the amended preliminary proxy statement which are being delivered to Mr. Zitko as supplemental materials include the Undertaken Disclosure which is highlighted in yellow, and are being submitted as supplemental material pursuant to a request for confidential treatment under Rule 83 and Rule 12b-4. These printed copies set forth the Elmet historical compensation information included in Harbor's response to prior comment 38 that Harbor undertook to include in the definitive proxy statement in response to such comment.

        Harbor and Elmet believe that the above-described disclosure satisfies the requirements of Item 402 and that no further disclosure, other than inserting in the definitive proxy statement the language that Harbor has undertaken to include and which is now being supplementally delivered to Mr. Zitko, is required.

Request for Review of Confidential Information

        Harbor has previously submitted certain proposed disclosures pertaining to Elmet and its CEO to the Commission in reliance on a request for confidential treatment under Rule 83 and Rule 12b-4. Harbor, with Elmet's consent, has undertaken to include this disclosure in the definitive proxy statement. Elmet expressly requested that Harbor submit this information, which has been referred to as the "Undertaken Disclosure," in reliance upon a request for confidential treatment for a number of reasons described below. Harbor respectfully requests that the Commission review the Undertaken Disclosure, which is presented in the printed copies of the amended preliminary proxy statement that are being submitted as supplemental information to Mr. Zitko.

        Elmet believes that the Undertaken Disclosure is commercially sensitive information that should not be publicly disclosed until (i) the Commission's review process is complete, (ii) the definitive proxy statement is ready to be mailed, and (iii) most importantly, Mr. Jensen can fully brief employees on the proposed transaction, the benefits that they will receive such as, for example, the "Management Equity Transfers" and, as appropriate, the "Discretionary Bonuses". Harbor understands from Elmet that Elmet does not expect a material impact on its business or operations when these disclosures are made on the time frame described herein, i.e., upon mailing the definitive proxy statement. However, Elmet's board appropriately wishes to wait until the definitive proxy statement is ready to be mailed in order to avoid improperly setting employee expectations with respect to bonuses at too early a stage in this process and in order to deliver any prospective recipients of the Management Equity Transfers the most current and complete information relating to their decisions with respect to the Management Equity Transfers.

        In light of the foregoing, the undersigned, on behalf of Harbor and Elmet, respectfully requests that the Undertaken Disclosure be reviewed and that Harbor be permitted to include such Undertaken Disclosure in the definitive proxy statement and not be required to include such information in any preliminary proxy statement filed via EDGAR or in any filing that is otherwise publicly available prior to the filing and delivery to Harbor's stockholders of the definitive proxy statement.

        The specific requests for confidential treatment will be made within the cover letter that accompanies the printed copies of the amended preliminary proxy statement that contains the Undertaken Disclosure and the above shall not constitute the undersigned's request for confidential treatment of such materials on Harbor's behalf.

*    *    *    *    *

        Please contact either the undersigned or Andrew Myers of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Sincerely,
/s/ JOHN D. CHAMBLISS John D. Chambliss
cc:
Robert J. Hanks, Chief Executive Officer
Todd A. Fitzpatrick, Chief Accounting Officer
Andrew D. Myers, Esq.